UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated February 22, 2010, reporting fourth quarter and year ended December 31, 2009 Results.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED

DECEMBER 31, 2009 RESULTS

ATHENS, Greece, February 22, 2010 - Paragon Shipping Inc. (Nasdaq: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes, announced today its results for the fourth quarter and year ended December 31, 2009.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “I am pleased to announce yet another strong set of quarterly results coupled with an even stronger set of annual results for 2009. Paragon has once again demonstrated that its adherence to period charter cover and cost control measures produces consistency of financial performance. After adjusting for non-cash items, net income for 2009 was $55.0 million compared to $56.2 million in 2008, which represents a $1.2 million or 2.2% decline based on the same fleet composition. This solid performance was produced against a backdrop of weaker charter rates and global economic turmoil during 2009.”

Mr. Bodouroglou concluded, “Paragon faces 2010 in what we believe to be a very strong financial position. The current fleet of eleven vessels has significant protection against volatility in the charter market as we have 100% of our revenue days fixed at levels that will generate free cash flow over and above our capital obligations. The indications for 2010 are that of another volatile market with a record number of newbuildings scheduled to be delivered. We have positioned Paragon to take advantage of what we believe will be opportunities to acquire vessels at attractive price levels during the coming two years. We have significant liquidity reserves to substantially increase our fleet size and composition. Provided that no unforeseen events occur, we believe 2010 could be another profitable year for Paragon and one that could see the Company deliver on its strategic goal of growth.”

Fourth Quarter 2009 Financial Results:

Time charter revenue for the fourth quarter of 2009 was $37.1 million, compared to $44.3 million for the fourth quarter of 2008. The Company reported net income of $12.7 million, or $0.26 per basic and diluted share for the fourth quarter of 2009, calculated on 47,547,627 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2008, the Company reported net income of $10.0 million, or $0.37 per basic and diluted share, calculated on 27,038,015 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the fourth quarter of 2009 was $8.6 million, or $0.17 per basic and diluted share. This compares to adjusted net income of $14.0 million, or $0.52 per basic and diluted share for the fourth quarter of 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $22.4 million for the fourth quarter of 2009, compared to $22.7 million for the fourth quarter of 2008. This was calculated by adding to net income of $12.7 million for the fourth quarter of 2009, net interest expense and depreciation that in the aggregate amounted to $9.7 million for the fourth quarter of 2009. Adjusted EBITDA, excluding all non-cash items described below, was $17.6 million for the fourth quarter of 2009, compared to $26.0 million for the fourth quarter of 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the fourth quarter of 2009, earning an average time charter equivalent rate, or TCE rate, of $32,350 per day, compared to an average of 12 vessels during the fourth quarter of 2008, earning an average TCE rate of $39,077 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the fourth quarter of 2009 were $10.7 million, or approximately $9,697 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $2.4 million of share-based compensation for the period. For the fourth quarter of 2008, total adjusted operating expenses were $10.4 million, or approximately $9,395 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.1 million of share-based compensation.

Fourth Quarter 2009 Non-cash Items

The Company’s results for the three months ended December 31, 2009 included the following non-cash items:

▪

Non-cash revenue of $4.7 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $4.0 million to net income, or $0.09 to basic and diluted earnings per share, for the three months ended December 31, 2009.

▪

Write-off of $0.5 million, relating to the below market time charters attached to vessels acquired and associated with the early termination of the related time charter agreement, which increases net income, or $0.01 per basic and diluted share.

▪

Vessel fair value gain on the MV Blue Seas of $0.7 million, or $0.01 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $1.4 million, or $0.03 per basic and diluted share for the three months ended December 31, 2009.

▪

Non-cash expenses of $2.4 million, or $0.05 per basic and diluted share, relating to the amortization for the three months ended December 31, 2009, of the compensation cost recognized for non-vested shares awards issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items increased net income by $4.2 million, or $0.09 to earnings per basic and diluted share, for the three months ended December 31, 2009.

Dividend Declared

The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the fourth quarter of 2009, payable on or about March 12, 2010 to shareholders of record as of the close of business on March 1, 2010.

Time Charter Coverage Update

Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate charters for periods ranging from one to five years. Assuming all options are exercised, the Company has secured under such contracts 100%, 90% and 45% of its fleet capacity in the remainder of 2010, in 2011 and in 2012, respectively.

Cash Flows

For the year ended December 31, 2009, the Company generated net cash from operating activities of $80.4 million, compared to $83.5 million for the year ended December 31, 2008. For the year ended December 31, 2009, net cash used in investing activities was $41.0 million and net cash from financing activities was $25.6 million. For the year ended December 31, 2008, net cash used in investing activities was $78.1 million and cash from financing activities was $31.7 million.

Year ended December 30, 2009 Financial Results:

Time charter revenue for the year ended December 31, 2009 was $161.1 million, compared to $169.3 million for the year ended December 31, 2008. The Company reported net income of $65.7 million, or $1.69 per basic and diluted share for the year ended December 31, 2009, calculated on 38,026,523 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2008, the Company reported net income of $69.2 million, or $2.58 and $2.56 per basic and diluted share, respectively, calculated on 26,819,923 weighted average number of basic shares and on 27,010,013 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the year ended December 31, 2009 was $55.0 million, or $1.42 per basic and diluted share. This compares to adjusted net income of $56.2 million, or $2.10 and $2.08 per basic and diluted share, respectively, for the year ended December 31, 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $109.8 million for the year ended December 31, 2009, compared to $116.1 million for the year ended December 31, 2008. This was calculated by adding to net income of $65.7 million for the year ended December 31, 2009, net interest expense and depreciation that in the aggregate amounted to $44.1 million for the year ended December 31, 2009. Adjusted EBITDA, excluding all non-cash items described below, was $96.4 million for the year ended December 31, 2009, compared to $100.3 million for the year ended December 31, 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the year ended December 31, 2009, earning an average TCE rate of $35,250 per day, compared to an average of 11.4 vessels during the year ended December 31, 2008, earning an average TCE rate of $39,439 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the year ended December 31, 2009 were $31.0 million, or approximately $7,069 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $3.1 million of share-based compensation for the period. For the year ended December 31, 2008, total adjusted operating expenses were $32.6 million, or approximately $7,809 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.5 million of share-based compensation.

Year ended December 31, 2009 Non-cash Items

The Company’s results for the year ended December 31, 2009 included the following non-cash items:

▪

Non-cash revenue of $18.6 million and depreciation expense of $2.8 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $15.8 million to net income, or $0.42 to basic and diluted earnings per share, for the year ended December 31, 2009.

▪

Write-off of $0.5 million, relating to the below market time charters attached to vessels acquired and associated with the early termination of the related time charter agreement, which increases net income, or $0.01 per basic and diluted share.

▪

Impairment loss on the MV Blue Seas of $6.0 million, or $0.16 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $3.4 million, or $0.09 per basic and diluted share for the year ended December 31, 2009.

▪

Non-cash expenses of $3.1 million, or $0.08 per basic and diluted share, relating to the amortization for the year ended December 31, 2009, of the compensation cost recognized for non-vested shares awards issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items contributed $10.7 million to net income, or $0.27 to earnings per basic and diluted share, for the year ended December 31, 2009.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its fourth quarter and year ended December 31, 2009 results on February 23, 2010 at 9:00 a.m. Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until March 2, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 719,483 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

The following table represents our fleet as of February 22, 2010.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	2	89,862
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	11	719,483

Summary Fleet Data

	Quarter Ended December 31, 2008	Quarter Ended December 31, 2009
FLEET DATA
Average number of vessels (1)	12	12
Available days for fleet (2)	1,075	1,083
Calendar days for fleet (3)	1,104	1,104
Fleet utilization (4)	97%	98%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,077	32,350
Time charter equivalent adjusted (5)	34,140	28,007
Vessel operating expenses (6)	4,604	4,720
Drydocking expenses (7)	782	568
Management fees adjusted (8)	819	848
General and administrative expenses adjusted (9)	3,190	3,561
Total vessel operating expenses adjusted (10)	9,395	9,697

	Year Ended December 31, 2008	Year Ended December 31, 2009
FLEET DATA
Average number of vessels (1)	11.4	12
Available days for fleet (2)	4,074	4,322
Calendar days for fleet (3)	4,174	4,380
Fleet utilization (4)	98%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,439	35,250
Time charter equivalent adjusted (5)	32,920	30,942
Vessel operating expenses (6)	4,556	4,574
Drydocking expenses (7)	669	163
Management fees adjusted (8)	847	822
General and administrative expenses adjusted (9)	1,737	1,510
Total vessel operating expenses adjusted (10)	7,809	7,069

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period and exclude share based compensation to the management company.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested shares awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested shares awards and to share based compensation to the management company have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended December 31, 2008	Quarter Ended December 31, 2009
Time Charter Revenues	44,346,386	37,120,851
Less Voyage Expenses	12,563	(185,515)
Less Commission	(2,350,660)	(1,899,856)
Total Revenue, net of voyage expenses	42,008,289	35,035,480
Total available days	1,075	1,083
Time Charter Equivalent	39,077	32,350
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	44,346,386	37,120,851
Less Voyage Expenses	12,563	(185,515)
Less Commission	(2,350,660)	(1,899,856)
Total Revenue, net of voyage expenses	42,008,289	35,035,480
Less Amortization of Below Market Acquired Time Charters	(5,308,086)	(4,703,848)
Total Revenue, net of voyage expenses Adjusted	36,700,203	30,331,632
Total available days	1,075	1,083
Time Charter Equivalent Adjusted	34,140	28,007

	Year Ended December 31, 2008	Year Ended December 31, 2009
Time Charter Revenues	169,301,675	161,111,782
Less Voyage Expenses	(461,265)	(397,657)
Less Commission	(8,164,029)	(8,364,661)
Total Revenue, net of voyage expenses	160,676,381	152,349,464
Total available days	4,074	4,322
Time Charter Equivalent	39,439	35,250
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	169,301,675	161,111,782
Less Voyage Expenses	(461,265)	(397,657)
Less Commission	(8,164,029)	(8,364,661)
Total Revenue, net of voyage expenses	160,676,381	152,349,464
Less Amortization of Below Market Acquired Time Charters	(26,559,089)	(18,618,699)
Total Revenue, net of voyage expenses Adjusted	134,117,292	133,730,765
Total available days	4,074	4,322
Time Charter Equivalent Adjusted	32,920	30,942

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

Year Ended
December 31, 2008 December 31, 2009

Cash and Cash Equivalents,

beginning of year

31,328,637

68,441,752

Cash Provided by / (used in):

Operating Activities

83,474,314

80,406,754

Investing Activities

(78,072,478)

(40,500,000)

Financing Activities

31,711,279

25,611,672

Net increase in Cash and Cash Equivalents

37,113,115

65,518,426

Cash and Cash Equivalents,

end of period

68,441,752

133,960,178

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended December 31, 2008	Quarter Ended December 31, 2009
Net Income	9,955,122	12,700,593
Plus Net Interest expense	3,970,224	1,482,756
Plus Depreciation	8,742,360	8,210,208
EBITDA	22,667,706	22,393,557
Adjusted EBITDA Reconciliation
Net Income	9,955,122	12,700,593
Non-cash revenue, depreciation and write off due to below market acquired time charters	(4,613,062)	(4,557,042)
Vessel fair value gain	-	(654,570)
Unrealized loss/(gain) from interest rate swaps	8,535,229	(1,373,140)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	134,241	2,443,486
Adjusted Net Income	14,011,530	8,559,327
Plus Net Interest expense	3,970,224	1,482,756
Plus Depreciation (2)	8,047,336	7,514,383
Adjusted EBITDA	26,029,090	17,556,466

	Year Ended December 31, 2008	Year Ended December 31, 2009
Net Income	69,229,461	65,678,614
Plus Net Interest expense	13,969,098	10,329,279
Plus Depreciation	32,874,632	33,814,863
EBITDA	116,073,191	109,822,756
Adjusted EBITDA Reconciliation
Net Income	69,229,461	65,678,614
Non-cash revenue, depreciation and write off due to below market acquired time charters	(23,792,213)	(16,408,730)
Impairment loss	-	6,005,000
Unrealized loss/(gain) from interest rate swaps	10,284,441	(3,367,354)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	522,662	3,101,691
Adjusted Net Income	56,244,351	55,009,221
Plus Net Interest expense	13,969,098	10,329,279
Plus Depreciation (2)	30,107,757	31,055,875
Adjusted EBITDA	100,321,206	96,394,375

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended December 31, 2008	Quarter Ended December 31, 2009
Net Income	9,955,122	12,700,593
Weighted average number of Class A common shares basic	27,038,015	47,547,627
Weighted average number of Class A common shares diluted	27,038,015	47,547,627
Earnings per Class A common shares basic	0.37	0.26
Earnings per Class A common shares diluted	0.37	0.26
Reconciliation of Net Income to Adjusted Net Income
Net Income	9,955,122	12,700,593
Non-cash revenue, depreciation and write off due to below market acquired time charters	(4,613,062)	(4,557,042)
Vessel fair value gain	-	(654,570)
Unrealized loss/(gain) from interest rate swaps	8,535,229	(1,373,140)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	134,241	2,443,486
Adjusted Net Income	14,011,530	8,559,327
Weighted average number of common shares basic	27,038,015	47,547,627
Weighted average number of common shares diluted	27,038,015	47,547,627
Adjusted earnings per share basic (1)	0.52	0.17
Adjusted earnings per share diluted (1)	0.52	0.17

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Year Ended December 31, 2008	Year Ended December 31, 2009
Net Income	69,229,461	65,678,614
Weighted average number of Class A common shares basic	26,819,923	38,026,523
Weighted average number of Class A common shares diluted	27,010,013	38,026,523
Earnings per Class A common shares basic	2.58	1.69
Earnings per Class A common shares diluted	2.56	1.69
Reconciliation of Net Income to Adjusted Net Income
Net Income	69,229,461	65,678,614
Non-cash revenue, depreciation and write off due to below market acquired time charters	(23,792,213)	(16,408,730)
Impairment loss	-	6,005,000
Unrealized loss/(gain) from interest rate swaps	10,284,441	(3,367,354)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	522,662	3,101,691
Adjusted Net Income	56,244,351	55,009,221
Weighted average number of common shares basic	26,819,923	38,026,523
Weighted average number of common shares diluted	27,010,013	38,026,523
Adjusted earnings per share basic (1)	2.10	1.42
Adjusted earnings per share diluted (1)	2.08	1.42

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and December 31, 2009
(Expressed in United States Dollars)
December 31, 2008		December 31, 2009
Assets
Current assets
Cash and cash equivalents.........	68,441,752	133,960,178
Restricted cash..............	-	31,000,000
Assets held for sale............	-	18,050,402
Trade receivables.............	372,965	2,187,039
Other receivables............	1,209,230	2,233,809
Prepaid expenses.............	379,140	464,804
Due from management company........	985,960	1,231,879
Inventories................	885,665	921,325
Total current assets	72,274,712	190,049,436
Fixed assets
Vessels at cost...............	713,373,186	683,721,898
Less: accumulated depreciation.......	(51,142,696)	(78,989,341)
Other fixed assets	-	51,718
Total fixed assets	662,230,490	604,784,275
Other assets...............	1,787,988	1,380,577
Restricted cash...............	6,010,000	15,510,000
Above market acquired time charters.....	43,304	-
Other long-term receivables.........	74,760	968,560
Total Assets	742,421,254	812,692,848
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500
and $17,300 as of December 31, 2008 and December 31, 2009 respectively)	2,538,796	1,951,695
Accrued expenses and dividends payable...	4,098,929	2,416,524
Interest rate swaps.............	6,407,751	6,820,289
Deferred income.............	3,024,423	3,701,832
Current portion of long-term debt......	53,150,000	39,200,000
Liability associated with vessel held for sale...	-	24,900,000
Total current liabilities	69,219,899	78,990,340
Long-Term Liabilities
Long-term debt.............	334,335,000	270,235,000
Deferred income.............	703,863	461,390
Interest rate swaps.............	5,247,391	1,467,499
Below market acquired time charters......	24,483,822	5,272,801
Total long-term liabilities	364,770,076	277,436,690
Total Liabilities	433,989,975	356,427,030
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2008 and
December 31, 2009...............	-	-
Class A common shares, $0.001 par value; 120,000,000
authorized 27,138,515 issued and outstanding
at December 31, 2008 and 51,189,033 issued and outstanding
at December 31, 2009..............	27,139	51,189
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2008
and December 31, 2009	-	-
Additional paid-in capital..........	318,515,490	408,619,010
Accumulated (deficit)/earnings.......	(10,111,350)	47,595,619
Total shareholders' equity	308,431,279	456,265,818
Total Liabilities and Shareholders' Equity	742,421,254	812,692,848

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Income
For the three months ended December 30, 2008 and 2009
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	December 31, 2008	December 31, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $5,308,086 and $4,703,848 for the
three months ended December 31, 2008 and 2009, respectively)	44,346,386	37,120,851
Less: commissions	2,350,660	1,899,856
Net Revenue	41,995,726	35,220,995
Expenses/(Income)
Voyage expenses	(12,563)	185,515
Vessels operating expenses (including expenses charged by a
related party of $30,900 and $49,800 for the three months ended
December 31, 2008 and 2009, respectively)	5,082,367	5,210,933
Dry-docking expenses	863,369	627,230
Management fees charged by a related party (including share
based compensation of $0 and $762,732 for the three months ended
December 31, 2008 and 2009, respectively)	904,513	1,699,244
Depreciation	8,742,360	8,210,208
General and administrative expenses (including share
based compensation of $134,241 and $1,680,754 for the three months ended
December 31, 2008 and 2009, respectively)	3,655,761	5,611,591
Vessel fair value gain	-	(654,570)
Gain from vessel early redelivery	-	(549,019)
Operating Income	22,759,919	14,879,863

Other Income/(Expenses)
Interest and finance costs	(4,495,786)	(1,971,147)
Loss on interest rate swaps	(8,770,233)	(690,507)
Interest income	525,562	488,391
Foreign currency loss	(64,340)	(6,007)
Total Other Expenses, net	(12,804,797)	(2,179,270)
Net Income	9,955,122	12,700,593

Earnings per Class A common share, basic	$ 0.37	$ 0.26
Earnings per Class A common share, diluted	$ 0.37	$ 0.26
Weighted average number of Class A common shares,
basic...................	27,038,015	47,547,627
Weighted average number of Class A common shares,
diluted...................	27,038,015	47,547,627

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the year ended December 31, 2008 and 2009
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2008	December 31, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $26,559,089 and $18,618,699 for the
year ended December 31, 2008 and 2009, respectively)	169,301,675	161,111,782
Less: commissions	8,164,029	8,364,661
Net Revenue	161,137,646	152,747,121
Expenses/(Income)
Voyage expenses	461,265	397,657
Vessels operating expenses (including expenses charged by a
related party of $122,143 and $194,900 for the year ended
December 31, 2008 and 2009, respectively)	19,016,375	20,034,664
Dry-docking expenses	2,792,710	715,308
Management fees charged by a related party (including share
based compensation of $0 and $762,732 for the year ended
December 31, 2008 and 2009, respectively)	3,536,240	4,362,908
Depreciation	32,874,632	33,814,863
General and administrative expenses (including share
based compensation of $522,662 and $2,338,959 for the year ended
December 31, 2008 and 2009, respectively)	7,773,828	8,949,096
Impairment loss	-	6,005,000
Gain from vessels early redelivery	-	(800,874)
Operating Income	94,682,596	79,268,499

Other Income/(Expenses)
Interest and finance costs	(15,840,197)	(11,379,241)
Loss on interest rate swaps	(11,378,999)	(3,239,236)
Interest income	1,871,099	1,049,962
Foreign currency loss	(105,038)	(21,370)
Total Other Expenses, net	(25,453,135)	(13,589,885)
Net Income	69,229,461	65,678,614

Earnings per Class A common share, basic	$ 2.58	$ 1.69
Earnings per Class A common share, diluted	$ 2.56	$ 1.69
Weighted average number of Class A common shares,
basic...................	26,819,923	38,026,523
Weighted average number of Class A common shares,
diluted...................	27,010,013	38,026,523

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders' Equity
For the year ended December 31, 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
			Additional	Accumulated
	Number of	Par	Paid-in	(Deficit)/
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares, non-vested shares awards and share based compensation	24,050,518	24,050	90,103,520		90,127,570
Dividends paid on Class A common
shares (0.20 per share)				(7,971,645)	(7,971,645)
Net Income..........				65,678,614	65,678,614
Balance December 31, 2009	51,189,033	51,189	408,619,010	47,595,619	456,265,818

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the year ended December 31, 2008 and 2009
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2008	December 31, 2009

Cash flows from operating activities
Net Income....................	69,229,461	65,678,614
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation.....................	32,874,632	33,814,863
Impairment loss....................	-	6,005,000
Amortization of below and above market acquired time charters	(26,559,089)	(18,618,699)
Amortization of financing costs.............	613,629	970,327
Gain on time charter agreement termination........	-	(549,019)
Share based compensation..............	522,662	3,101,691
Unrealized loss/(gain) on interest rate swaps.......	10,284,441	(3,367,354)
Changes in assets and liabilities
Increase in trade receivables..............	(18,811)	(1,814,074)
Increase in other receivables............	(921,684)	(1,024,579)
Decrease / (Increase) in prepaid expenses.........	275,436	(85,664)
Increase in inventories................	(84,292)	(407,992)
Increase in due from management company........	(985,960)	(245,919)
Decrease / (Increase) in other long term receivables....	1,265,842	(893,800)
Increase / (Decrease) in trade accounts payable......	51,505	(638,819)
Decrease in accrued expenses.............	(1,395,502)	(1,952,758)
Decrease in due to management company........	(1,642,805)	-
(Decrease) / Increase in deferred income.........	(35,151)	434,936
Net cash from operating activities	83,474,314	80,406,754
Cash flow from Investing Activities
Acquisition of vessels and attached charter party and capital
expenditures.....................	(80,072,478)	-
Repayment of restricted cash.............	3,000,000	-
Increase in restricted cash...............	(1,000,000)	(40,500,000)
Net cash used in investing activities	(78,072,478)	(40,500,000)
Cash flows from financing activities
Proceeds from long-term debt.............	111,500,000	30,000,000
Repayment of long-term debt..............	(42,015,000)	(83,150,000)
Payment of financing costs..............	(816,667)	(292,563)
Proceeds from the issuance of Class A common shares..	-	90,088,172
Proceeds from the issuance of Class A common shares from
the exercise of warrants and options............	13,585,250	-
Class A common share offering costs..........	-	(3,062,292)
Dividends paid.....................	(50,542,304)	(7,971,645)
Net cash from financing activities	31,711,279	25,611,672
Net increase in cash and cash equivalents	37,113,115	65,518,426
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	68,441,752	133,960,178
Supplemental disclosure of cash flow information
Cash paid during the period for interest.........	13,606,475	11,961,768

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: February 22, 2010	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer